CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

June 22, 2007

Joshua S. Forgione
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4561

Re:       China Properties Developments, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed April 17, 2006
            File No. 0-50637

Dear Mr. Forgione:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated May 24, 2007 to China Properties Developments, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.  References in this letter to “we”, “our”, or “us” refer to the Company.

Form 10-KSB/A filed October 5, 2006

Item 5.  Market for Common Equity and Related Stockholder Matters

Dividends, page 8

  Please tell us, and revise in your 2006 10-KSB to disclose, whether there are restrictions, including, where appropriate, restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances that currently materially limit your ability to pay dividends or that you reasonably believe are likely to limit materially the future payment of dividends on your common stock.

There are no restrictions, including, where appropriate, restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances that currently materially limit our ability to pay dividends or that we reasonably believe are likely to limit materially the future payment of dividends on our common stock.  This disclosure will be added in future filings.  However, please note that we already disclosed in our Form 10-KSB for the year ended December 31, 2006 as follows, “We have no present intention of paying any cash dividends on our common stock in the foreseeable future, as we intend to use earnings, if any, to generate growth. The payment by us of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant factors. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.”

Financial Statements

Capitalized Interest Cost, page F-12
  We have reviewed your response to prior comment 2.  Please explain the difference between the construction completion date for Yangming of October 2005 and the depreciation start date of November 2006.  Further, please tell us what project the interest capitalized in 2006 is related to, given that construction of Yangming was completed in 2005.  To the extent that such capitalized interest relates to Yangming, please tell us how this complies with the guidance in paragraphs 17-19 of SFAS 34.  In addition, please explain to us your statement in Note 2-H of the 2006 10-KSB that “subsequent to completion of a real estate project, interest expense is allocated to inventoried real estate project costs and interest expense” and how such policy complies with SFAS 34.  Finally, in your response and all future filings, please revise to disclose both the total interest expense incurred in each period and the amount thereof that has been capitalized.  Refer to paragraph 21 of SFAS 34.

We acknowledge that the disclosure in Note 2 under Real Estate Projects pertaining to the Yangming International Tower is not accurate.  The portions of the building in which the Company has retained an ownership interest have been depreciated at such times as they were removed from inventory and actually placed in service.  So, while the building was substantially completed in October 2005 (and the sales effort of such space could commence) the portion of the building retained by the Company (floors 25, 26 and 27) were not occupied or otherwise placed in service until November 2005.  This was an inadvertent typographical error and this correction will be reworded in financial statements filed subsequent to this date.

All of the interest capitalized in 2005 and 2006 is related to the Yangming International Tower.  Because the Company continues to incur significant costs related to preparation for occupancy (see Note 4), it remains managements opinion that continuation of capitalization of interest is appropriate under SFAS 34.

Total interest expense for 2006 was approximately $949,000.  In 2005, total interest expense was approximately $725,000.  We will include such disclosures in financial statements issued subsequent to this date.

  We note that you have reflected the correction of the error related to interest capitalization on the Jiahui project in the amount of $226,445 as a component of changes in stockholders equity during the year ended December 31, 2006.  Please revise your financial statements to reflect the correction of this error in the opening balance of your accumulated deficit as of the beginning of the first period presented in the filing and revise your depreciation expense in 2005 and 2006 to reflect the incremental depreciation related to the increase in basis of the Jiahui project.  Refer to paragraph 25 and include the relevant disclosures required by paragraph 26 of SFAS 154.

Management deems this correction to be immaterial to the overall financial statements, and thus described in Note 11 that there is no effect upon the earnings reported for 2005 and 2006.  Although we agree that ¶ 26 of SFAS 154, and the requirement of ¶ 26 (b) to reflect the cumulative effects as of the beginning of the earliest period presented, a revision would not make the financial statement more materially correct.  We will take corrective action in financial statements issued subsequent to this date.

The incremental depreciation that would be recorded for 2005 and 2006 is approximately $5,500 for each year.  Management deems this amount to be immaterial to the overall financial statements; and that the omission of such an estimate expense does not make the financial statements misleading or incorrect.

  Further to our previous comment, we note from the disclosure in Note 5, page F-14, of your 2006 10-KSB that the value of the Jiahui building appears to have increased by approximately $349,000 from December 31, 2005 to December 31, 2006.  Please explain the difference between this increase and the $226,445 increase related to the capitalization of interest costs.

The additional $123,000 increase in the costs of the Jiahui Building relate to the change in the annual exchange rate for foreign currency translation during the year.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Danzig Kaye Cooper Fiore & Kay, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer